Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

─
our auditors' report dated March 27, 2008 on the consolidated balance sheets of IAMGOLD Corporation ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of earnings, comprehensive income(loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007;

─	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 27, 2008;

─	our auditors' report on reconciliation of Canadian and United States GAAP dated March 27, 2008; and

─	our Report of Independent Registered Public Accounting Firm dated March 27, 2008 on the Company’s internal control over financial reporting as of December 31, 2007.

each of which is contained in or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

We also consent to the incorporation by reference of the above reports in the registration statement (No. 333-142127) on Form S-8.

/S/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 2, 2008